Filed by John Bean Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

John Bean Technologies Corporation

(Commission File No.: 001-34036)

Marel hf.

Brian Deck	John Bean Technologies Corporation
President & CEO	70 West Madison Street
Suite 4400
Chicago, IL 60602

Date:	January 19, 2024

To:	JBT Global Distribution

Re:	JBT’s Intention to Merge with Marel

All,

As a follow-up to my previous communication, today we confirmed JBT’s intention to pursue a merger with Marel by acquiring all Marel’s issued and outstanding common stock in exchange for JBT stock and cash. We are at a procedural step where we have only stated our intentions publicly, and it will take several weeks before we are able to launch an actual offer to Marel shareholders. This offer will be subject to certain conditions including:

•	Acceptance of the offer by Marel shareholders

•	The favorable recommendation from the Marel Board of the offer

•	JBT shareholders approving the issuance of JBT shares to be offered as part of the transaction

•	Receipt of required regulatory (antitrust) clearances

As such, it’s going to take several months to complete everything we need to do. We hope to close by the end of 2024, but at this point there is no assurances on the timeline, that a final agreement with Marel will be reached, or that our offer will be accepted.

I believe that this highly synergistic merger with Marel would create a compelling platform to accelerate growth and provide meaningful value to JBT and Marel stakeholders.

This merger will significantly advance our mission to be a truly exceptional global provider of food and beverage technology solutions. By combining our two renown companies, we’ll offer a wider range of products, well-known brands, and great technology. We expect our customers to benefit from more product choices and better expertise. Our combined research and development efforts, along with stronger worldwide customer support, will focus on making equipment more reliable and efficient. This includes our respective unique digital solutions, OmniBlu and Innova.

The combined company would also have an expanded global footprint, which will allow global customers to access industry leading technology and service worldwide more efficiently. Together, the combined company would be expected to continue to leverage the need for automation solutions in the food and beverage industry and make a greater impact on customer sustainability objectives by offering innovative solutions that provide more responsible use of the world’s precious food, beverage, water, and energy resources.

The enhanced global operating scale of the combined company should also generate meaningful operating cost efficiencies particularly on supply chain. We also anticipate revenue synergies to drive incremental value.

If we are successful in completing this merger, I will continue as President and Chief Executive Officer of the combined company. I am committed to collaborating with Marel to leverage the best talent and other resources across the company.

It is anticipated that the combined company would have a new name, JBT Marel Corporation, and would maintain a long-term commitment to Marel’s heritage, including a significant Icelandic presence. The combined company would maintain its corporate headquarters in Chicago and would establish a European headquarters and a global technology center of excellence in Gardabaer, Iceland, where Marel’s current headquarters is located.

As previously mentioned, there are no guarantees that this potential transaction will be completed. If this merger comes to fruition, it would be several months away. Therefore, please remain focused on your day-to-day responsibilities and continue to provide high quality technologies and solutions to our customers around the world, along with our excellent customer care.

Please do not engage with Marel employees outside of any ordinary course arm’s length customer co-projects. Antitrust rules are quite strict in this regard. Any abnormal engagement with Marel in anticipation of a future combination could jeopardize the opportunity. We remain competitors until the completion of the transaction. Given the attention this news may receive from our various stakeholders, I ask that you also please refrain from speculating inside or outside of the company. If you receive inquiries from Marel personnel about the transaction, we ask that you decline to engage in speculation about the future.

If you have any questions or concerns regarding any of these issues, please communicate with your local leadership or the JBT legal team. If you receive any questions about this from media, please refer them to either kedric.meredith@jbtc.com or marlee.spangler@jbtc.com.

I recognize this is big news, as it would transform JBT into an even more important player on the global stage. We have long admired Marel and are excited about combining our companies to create a leading and diversified global food and beverage technology solutions company.

Together, let’s look forward to pursuing this exciting possible next chapter for JBT. I sincerely appreciate your continued support as we move forward. Thank you!

/s/ Brian Deck

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, and such statements are intended to qualify for the protection of the safe harbor provided by the PSLRA. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond our ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel hf (“Marel”) and our objectives, strategies, plans, goals and targets. The factors that could cause our actual results to differ materially from expectations include but are not limited to the following factors: the completion of confirmatory due diligence by John Bean Technologies Corporation (“JBT”) prior to launching the offer; the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the offer; the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the ability to successfully integrate the businesses of JBT and Marel; the possibility that stockholders of JBT may not approve the issuance of new shares of common stock in the offer; the risk that Marel and/or JBT may not be able to satisfy the conditions to the proposed offer in a timely manner or at all; the risk that the proposed offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; fluctuations in JBT’s financial results; unanticipated delays or acceleration in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight, and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; risks associated with acquisitions or strategic investments; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; impact of climate change and environmental protection initiatives; our ability to comply with the laws and regulations governing our U.S. government contracts; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; difficulty in implementing our pure play food and beverage business strategy; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers’ financial condition and their demand for our goods and services; availability of and access to financial and other resources; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed by JBT with the Securities and Exchange Commission and in any subsequently filed Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements made by JBT or on its behalf, whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

Important Notices

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this communication is not an offer of securities for sale in the United States.

Note to U.S. Shareholders

It is important that U.S. shareholders understand that the offer to Marel shareholders and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland that may be different from the United States. To the extent applicable, the offer to Marel shareholders will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Exchange Act and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

Important Additional Information

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration. In connection with the offer, JBT is expected to file a proxy statement with the SEC and JBT may, upon launch of the formal offer, file with the SEC a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed offer. SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE PROXY STATEMENT (AND, IF APPLICABLE, PROSPECTUS) AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. JBT and Marel shareholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about JBT, without charge, at the SEC’s website, www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx.

Participants in the Solicitation

JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the JBT’s common stock in respect of the offer to Marel shareholders. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 31, 2023, and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed offer when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

3